Western & Southern Financial Group®	400 Broadway Cincinnati, OH 45202 Tel: 513-357-6029 Fax: 513-629-1044 meredyth.whitford@wslife.com

December 10, 2019

Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Touchstone Strategic Trust Post-Effective Amendment No. 204 under the Securities Act of 1933 and Amendment No. 204 under Investment Company Act of 1940 File Nos. 002-80859 and 811-03651
To the Commission:
Touchstone Strategic Trust (the “Trust”) is transmitting electronically for filing pursuant to the Securities Act of 1933 (the “1933 Act”) and the Investment Company Act of 1940 (the “1940 Act”), the Trust’s Post-Effective Amendment No. 204 to its Registration Statement on Form N‑1A (Amendment No. 204 under the 1940 Act). The Amendment is being filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, for review and comment by the staff of the U.S. Securities and Exchange Commission.
This Amendment is being filed for the purpose of adding an R6 share class to the Touchstone Mid Cap Growth Fund, a series of the Trust. Pursuant to Rule 485(a), the Trust has designated on the facing sheet to the Registration Statement that the Amendment become effective on February 10, 2020. No fees are required in connection with this filing.
Please contact the undersigned at (513) 357-6029 if you have any comments or questions on this filing.

Sincerely, /s/ Meredyth A. Whitford-Schultz Meredyth A. Whitford-Schultz, Esq.

Enclosures